Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

April 15, 2025

Via Electronic Mail

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Amendment No. 2 to Registration Statement on Form F-1 Filed March 21, 2025 File No. 333-284559

Dear Mr. Efron:

This letter is in response to the letter dated April 1, 2025, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Signatures, page II-6

1.	We refer to your revised exhibits 10.4 through 10.6, and note that these exhibits are dated February 26, 2025. Given that the agreements state that they are effective as of such date, and it appears that these directors have been already appointed as directors, please revise your signature page to include these directors’ signatures. In addition, please reconcile your disclosures elsewhere in the registration statement indicating that the director nominees will only begin serving upon the effectiveness of the registration statement, or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised and refiled Exhibits 10.4 to 10.6 which reflect the director nominees of the Company will begin serving in their capacities as directors upon the effectiveness of the Registration Statement on Form F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer